

March 24, 2014

Via E-mail
D. Bradley Childers
Chief Executive Officer
Exterran Partners, L.P.
16666 Northchase Drive
Houston, Texas 77060

> **Re:** **Exterran Partners, L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 26, 2014**
> **File No. 1-33078**

Dear Mr. Childers:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 6. Selected Financial Data, page 34

1. We note that you disclose aggregate distributable cash flow within your Selected Financial Data. To assist your common unitholders in understanding the relationship between distributable cash flow and the cash distributions that they received, please also disclose distributable cash flow attributable to common unitholders, distributable cash flow attributable to subordinated unitholders, and your assumptions in determining such measures for each period presented. In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K.

2. Please revise to include your coverage ratio of distributable cash flow per common unit to cash distributions per common unit for each year presented. Additionally, please revise your analysis of liquidity in Management's Discussion and Analysis of Financial

Condition and Results of Operations to discuss this coverage ratio. As part of your analysis, please provide management's insights into the factors that caused this coverage ratio to vary giving due effect to the variability in cash flow of such assets. Please also discuss any trends or significant fluctuations in the coverage ratio across the three-year period presented. Finally, we note your discussion on page 47 of "distributable cash flow coverage" without the benefit of the cost caps in the Omnibus Agreement. Please also disclose your coverage ratio of distributable cash flow per common unit to cash distributions per common unit without the benefit of the costs caps. In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K.

3.   To assist your common unitholders in assessing the likelihood that future distributions may be characterized as being made out of capital versus operating surplus, please revise to disclose the amount of operating surplus less cumulative distributions from the date of your IPO as of the end of each period presented. If this measure is less than the preceding aggregate quarterly distribution, please include a discussion of the risk of a future distribution being characterized as a capital surplus distribution in Management's Discussion and Analysis of Financial Condition and Results of Operations and how such characterization would affect expected future distributions to common unitholders. In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K.

Non-GAAP Financial Measures, page 35

4.   Please tell us your consideration of reconciling cash flows from operating activities to distributable cash flow. In this regard, we note you provide a reconciling table in Exhibit 99.1 to Form 8-K filed February 25, 2014 with accompanying disclosure that management uses distributable cash flow as a significant liquidity metric to compare basic cash flows to the cash distributions you expect to pay your unitholders.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

5.   We note your disclosure in Selected Financial Data of the amount of maintenance capital expenditures and the amount of expansion capital expenditures each year as well as your discussion of maintenance and expansion capital expenditures under Capital Requirements beginning on page 44. For each of the three years presented in the financial statements, please provide management's insight into any trends or significant fluctuations in each of these types of capital expenditures. Where you disclose your policy for determining what expenditures are classified as maintenance capital expenditures versus expansion capital expenditures, please provide examples of each. In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K.

6.   Please tell us and disclose whether you incurred any capital expenditures that had elements of both maintenance capital expenditures and expansion capital expenditures. For example, an expenditure that maintained operating capacity but increased operating income or cash flow. If so, please revise your disclosure to include your accounting policy for classifying capital expenditures with elements of both maintenance capital expenditures and expansion capital expenditures and quantify the portion allocated to expansion capital expenditures for each of the periods presented. In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K.

Consolidated Financial Statements, page F-1

8. Accounting for Derivatives, page F-21

Interest Rate Risk, page F-21

7.   With reference to the specific authoritative guidance on which you relied, please tell us the basis in GAAP for your accounting for the May 2013 amendment to your interest rate swap agreements with a notional value of $250 million. Please address your accounting for both the de-designation/termination of the original hedge relationship and your accounting for the new hedge relationship, including recognition of a $9.2 million unrealized gain in accumulated other comprehensive income at inception of the new hedge relationship.

11. Income Taxes, page F-24

8.   We note your disclosure on page 49 of Management's Discussion and Analysis of Financial Condition and Results of Operations under Contingencies that you have recorded $5.3 million and $5.4 million of accruals for tax contingencies as of December 31, 2013 and 2012. Please tell us whether these tax contingencies relate to income taxes or other taxes that are not income based. If the contingencies relate to income taxes, please help us understand why these accruals are not part of your unrecognized tax benefits at December 31, 2013 and 2012 as disclosed at the bottom of page F-24. If the accruals relate to taxes that are not income based, please revise your disclosure on page 49 of Management's Discussion and Analysis of Financial Condition and Results of Operations to clarify accordingly as the context of the disclosure suggests that these accruals are income tax related.

13. Commitments and Contingencies, page F-25

9.   Please tell us how you have complied with ASC 450-20-50-4.b. with respect to your disclosure regarding contingent losses from non-income-based state and local tax audits. In this regard, we do not believe your disclosure that: "[You] do not believe any such payments would be material to [your] consolidated financial position but cannot provide

assurance that the resolution of an audit would not be material to [your] results of operations or cash flows for the period in which the resolution occurs" meets the disclosure requirement for quantifying reasonably possible losses in excess of the amount accrued.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief